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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                Commission File Number 000-13616


                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q

[ ] Form N-SAR

         For Period Ended:  February 28, 2002

         [ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR
         [ ] Transition Report on Form 11-K

         For the Transition Period Ended:

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I.  REGISTRANT INFORMATION

         Full name of registrant: InterVoice-Brite, Inc.

         Former name if applicable: N/A

         Address of principal executive office (Street and number): 17811 Waterview Parkway

         City, State and Zip Code: Dallas, Texas 75252



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PART II. RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before
[X] the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III. NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Prior to the filing deadline for the Company's annual report on Form 10-K, the Company negotiated certain significant financing transactions: (i) a consent, waiver and third amendment to credit agreement with its lender group, to, among other things, waive a default of a financial covenant under the Company's senior secured credit facility; (ii) a securities purchase agreement, securities registration agreement, convertible notes and warrants to purchase common stock, pursuant to which the Company issued convertible notes in the principal amount of $10 million; and (iii) a promissory note and deed of trust for a mortgage loan in the principal amount of $14 million.

         The proceeds of the convertible notes and the mortgage loan will be applied to reduce indebtedness under the Company's senior secured credit facility from $30 million to $6 million. The aforementioned financing transactions were negotiated and agreed to prior to the filing deadline for the annual report on Form 10-K; however, most of the definitive instruments and agreements, and commitment letters in the case of the third amendment, were finalized, executed and delivered soon after the filing deadline. Because these instruments and agreements were executed and delivered just before or just after the filing deadline, the length and scope of the detailed descriptions of the financing transactions in the annual report and associated notes to consolidated financial statements, the Company could not without unreasonable effort or expense incorporate the material terms of the transactions into the annual report on Form 10-K or edgarize and attach copies of the transaction documents prior to the filing deadline. The Company believes the referenced financing transactions were material events negotiated prior to the filing deadline for the annual report on Form 10-K, and a description of the transactions was

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necessary to present a meaningful discussion of the Company's capital structure and liquidity as of the filing deadline.

         Accordingly, the Company was not able to file the portion of its Form 10-K relating to its financing transactions and the related discussion necessary to an understanding of the Company's capital structure and liquidity on a timely basis without unreasonable effort or expense.

PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Rob-Roy J. Graham,                         (972)               454-8000
Secretary and Chief Financial Officer
------------------------------------------ ------------------- ------------------------------------
(Name)                                     (Area Code)         (Telephone Number)
------------------------------------------ ------------------- ------------------------------------

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," in the Company's annual report on Form 10-K, filed on May 30, 2002.


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                             INTERVOICE-BRITE, INC.,
--------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 30, 2002                      By:      /s/ ROB-ROY J. GRAHAM
                                            -----------------------------------
                                                 Rob-Roy J. Graham
                                                 CHIEF FINANCIAL OFFICER AND
                                                 SECRETARY

                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).





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